Exhibit (p)(22)

SORIN CAPITAL MANAGEMENT, LLC

CODE OF ETHICS AND POLICIES REGARDING

PERSONAL SECURITIES TRANSACTIONS

Adopted October 2005

[Revised as of November 2014]

I.	INTRODUCTION

High ethical standards are essential for the success of the Adviser and to maintain the confidence of clients. The Adviser’s long-term business interests are best served by adherence to the principle that the interests of clients come first. We have a fiduciary duty to clients to act solely for the benefit of our clients and owe each client a duty of good faith and full and fair disclosure of all material facts. All personnel of the Adviser, including directors, members, partners officers and employees of the Adviser, must put the interests of the Adviser’s clients before their own personal interests and must act honestly and fairly in all respects in dealings with clients. All personnel of the Adviser must also comply with all federal securities laws. In recognition of the Adviser’s fiduciary duty to its clients and the Adviser’s desire to maintain its high ethical standards, the Adviser has adopted this Code of Ethics containing provisions designed to, among other things, prevent improper personal trading, identify transactions, activities and relationships of the Adviser’s personnel that may present conflicts of interest and provide a means to resolve any such actual or potential conflicts in favor of the Adviser’s clients.

Adherence to this Code of Ethics and the related restrictions on personal investing is considered a basic condition of employment by the Adviser. If you have any doubt as to the propriety of any activity, you should consult with the Compliance Officer, who is charged with the administration of this Code of Ethics.

II.	DEFINITIONS

1.	Access Person means (i) any director, partner, member or officer of the Adviser (or of any company in a control relationship to the Adviser or any client), and (ii) any other person who provides investment advice on behalf of the Adviser and is subject to the supervision and control of the Adviser (A) who has access to nonpublic information regarding any clients’ purchase or sale of securities, or nonpublic information regarding portfolio holdings of any reportable fund or (B) who is involved in making securities recommendations to clients (or who has access to such recommendations that are nonpublic).

2.	Automatic Investment Plan means a program in which regular periodic purchases (or withdrawals) are made automatically in (or from) investment accounts in accordance with a predetermined schedule and allocation, including a dividend reinvestment plan.

3.	Beneficial ownership includes ownership by any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares a direct or indirect financial interest other than the receipt of an advisory fee.

4.	Covered Person means any member, partner, director, officer, employee or other Access Person of the Adviser.

5.	Personal Account means any account in which a Covered Person has any beneficial ownership.

6.	Reportable Security means any security as defined in section 202(a)(18) of the Advisers Act (15 U.S.C. 80b-2(a)(18)) or section 2(a)(36) of the Investment Company Act (15 U.S.C. 80a-2(a)(36)) and includes any derivative, commodities, options or forward contracts relating thereto, except that it does not include:

(i)	Direct obligations of the Government of the United States;

(ii)	Bankers’ acceptances, bank certificates of deposit, commercial paper and high quality short- term debt instruments;

(iii)	Shares issued by money market funds; and

(iv)	Shares issued by registered open-end funds.

For the avoidance of doubt, shares issued by exchange traded funds (ETFs), whether or not organized as unit investment trusts, are considered Reportable Securities for purposes of this Code of Ethics.

7.	RE/FI Security means any of the following (debt or equity, cash or synthetic, including short positions): (i) securities issued by or with respect to any of the following (a) banks, (b) REITs, (c) broker-dealers, (d) mortgage companies, (e) financial services or asset management companies focused on commercial and/or residential mortgage finance or (f) Fannie Mae, Freddie Mac, Ginnie Mae or any Federal Home Loan Bank or (ii) residential mortgage-backed securities (RMBS), asset-backed securities (ABS), collateralized debt obligations (CDOs) and similar securities.

III.	STANDARD OF BUSINESS CONDUCT

Each Covered Person accepts his or her duty to render professional investment service in accordance with the Adviser’s fiduciary duty to its clients. In that regard, it is essential that (i) each Covered Person keep informed of, and adhere to, the federal securities laws applicable to the Adviser’s business in general and the Covered Person’s activities in particular; (ii) all personal transactions, activities and relationships of Covered Persons be conducted in such a manner as to avoid any actual or potential conflict of interest or abuse of a position of trust and responsibility; (iii) all clients of the Adviser be treated fairly and equitably; and, (iv) all confidential information of the Adviser’s clients be protected. The Adviser is committed to conducting its investment advisory business in accordance with the highest legal and ethical standards and in a manner consistent with all applicable laws, rules and regulations. Accordingly,

1.	General Policy. All Covered Persons subject to this Code of Ethics must (i) serve the best interests of the Adviser’s clients and must not benefit at the expense of the Adviser’s clients; (ii) review and comply with the Adviser’s Restrictions on Personal Trading Activities set forth below and its Policies and Procedures to Prevent Insider Trading [Appendix G]; (iii) not accept investment opportunities, gifts or other gratuities from individuals seeking to conduct business with the Adviser, or on behalf of a client, where such opportunities, gifts or gratuities could create the appearance of impropriety or might otherwise influence a decision to conduct business with such other party, and must not solicit opportunities, gifts or gratuities under any circumstances; and (iv) comply with all applicable federal securities laws, including the Advisers Act.

2.	Standards of Conduct. All Covered Persons must act with professionalism and competence when dealing with clients, prospective clients, colleagues and others in accordance with the following general standards. Each Covered Person must (i) act in an ethical manner with clients, prospective clients, colleagues and other participants in the financial industry; (ii) place the integrity of the profession, the interests of clients, and the interests of the Adviser above his or her own personal interests; (iii) not take inappropriate advantage of his or her position; (iv) use reasonable care and diligence in performing his or her professional responsibilities; (v) promote the integrity of, and uphold the rules governing, the financial markets; and (vi) maintain his or her professional competence and encourage others to do the same.

IV.	APPLICABILITY OF TRADING RESTRICTIONS TO PERSONAL ACCOUNTS OF COVERED

PERSONS

Personal Accounts of Covered Persons. The restrictions on personal investing activities set forth below in Item V. of this Code of Ethics applies to all Personal Accounts of all Covered Persons.

A Personal Account for purposes of this Code of Ethics also includes an account maintained by or for:

•	A Covered Person’s spouse (other than a legally separated or divorced spouse of the Covered Person) and minor children;

•	Any immediate family members who live in the Covered Person’s household;

•	Any persons to whom the Covered Person provides primary financial support, and either (i) whose financial affairs the Covered Person controls, or (ii) for whom the Covered Person provides discretionary advisory services; and

•	Any partnership, corporation or other entity in which the Covered Person has a 25% or greater beneficial interest, or in which the Covered Person exercises effective control.

A comprehensive list of all Covered Persons and Personal Accounts will be maintained by the Adviser’s Compliance Officer. Each Covered Person must notify the Compliance Officer of all Personal Accounts subject to this Code of Ethics as provided in Item V below.

V.	RESTRICTIONS ON PERSONAL INVESTING AND OTHER BUSINESS ACTIVITIES

1.	General. It is the responsibility of each Covered Person to ensure that a particular securities transaction being considered for his or her Personal Account is not subject to a restriction contained in this Code of Ethics or otherwise prohibited by any applicable laws. Personal securities transactions for Covered Persons may be effected only in accordance with the provisions of this Code of Ethics.

2.	Preclearance of Transactions in Personal Account. A Covered Person must obtain the prior written approval of the Compliance Officer before engaging in any RE/FI Security transaction in his or her Personal Accounts. The Compliance Officer may approve the transaction if the Compliance Officer concludes that the transaction would comply with the provisions of this Code of Ethics and is not likely to have any adverse economic impact on clients. A request for preclearance must be made by completing the Preclearance Form and submitting it to the Compliance Officer in advance of the contemplated transaction. A Preclearance Form is attached as Attachment A. Any approval given under this paragraph will remain in effect for one (1) business day or for such shorter period as may be specified in the approval.

Additional Limitations:

•	If a Covered Person requests preclearance for any Personal Account transaction involving a REIT security, the Compliance Officer shall (i) determine whether such REIT security is currently owned by any fund or account managed by the Adviser and (ii) notify the Chief Executive Officer of the preclearance request. The Compliance Officer shall not approve the requested transaction unless (i) he or she has confirmed that the applicable REIT security is not currently owned by any fund or account managed by the Adviser and (ii) the Chief Executive Officer has confirmed to the Compliance Officer that such REIT is not under consideration by the Adviser for investment on behalf of any fund or account managed by it.

•	The Chief Executive Officer shall not be permitted to engage in any transactions in REIT securities in his Personal Accounts.

•	Any REIT investment in a Personal Account that is approved by the Compliance Officer shall be subject to a minimum lock-up period of six (6) months.

•	Covered Persons shall not be permitted to engage in any transactions in commercial mortgage-backed securities (CMBS) in any Personal Accounts.

3.	Prohibitions on Trading in Securities on the Restricted Securities List. A Covered Person may not execute any personal securities transaction of any kind in any securities on the Restricted Securities list (maintained by the Compliance Officer) without the prior written approval of the Compliance Officer, which may be granted or denied in his or her sole discretion. The Compliance Officer will administer a list of all Restricted Securities.

4.	Initial Public Offerings. A Covered Person may not acquire any direct or indirect beneficial ownership in any securities in any initial public offering without prior written approval of the Compliance Officer.

5.	Private Placements and Investment Opportunities of Limited Availability. A Covered Person may not acquire any beneficial ownership in any securities in any private placement of securities or investment opportunity of limited availability unless the Compliance Officer has given express prior written approval. The Compliance Officer, in determining whether approval should be given, will take into account, among other factors, whether the investment opportunity should be reserved for clients and whether the opportunity is being offered to the Covered Person by virtue of his or her position with the Adviser.

6.	Service on Boards of Directors; Other Business Activities. A Covered Person shall not serve as a director (or similar position) on the board or a member of a creditors committee of any company (excluding charitable organizations) unless the Covered Person has received written approval from the Compliance Officer. Authorization will be based upon a determination that the board service would not be inconsistent with the interest of any client account. At the time a Covered Person submits the initial holdings report in accordance with paragraph VI.4 of this Code of Ethics, the Covered Person will submit to the Compliance Officer a description of any business activities in which the Covered Person has a significant role. A Form of Report on Outside Business Activities is Attached as Attachment E. Any outside business activities of an Access Person must be approved by the Compliance Officer.

7.	Short Term or Excessive Trading. The Adviser believes that short term or excessive personal trading by its Covered Persons can raise compliance and conflicts issues. Accordingly, the Compliance Officer may impose limitations on the volume or frequency of personal trading if the circumstances so warrant. Employees acknowledge and agree that they will not use substantial time and energy during the work week to manage or trade personal accounts.

8.	Management of Non-Adviser Accounts. Covered Persons are prohibited from managing accounts for third parties who are not clients of the Adviser or serving as a trustee for third parties unless the Compliance Officer preclears the arrangement and finds that the arrangement would not harm any client. The Compliance Officer may require the Covered Person to report transactions for such account and may impose such conditions or restrictions as are warranted under the circumstances.

9.	Agreement to Exit Trade Upon Instruction. Each Covered Person agrees to exit or liquidate any position in any personal account upon instruction from the Chief Executive Officer or Chief Compliance Officer with the understanding that no explanation is required if such instruction is given.

VI.	REPORTING

1.	Duplicate Copies of Broker’s Confirmations and Account Statements to Adviser. Unless otherwise approved by the Compliance Officer, all Covered Persons must direct their brokers or custodians or any persons managing the Covered Person’s account in which any Reportable Securities are held to supply the Compliance Officer with:

•	duplicate copies of securities trade confirmations (“Broker’s Confirmations”) within 30 days after the Covered Person’s transaction; and

•	the Covered Person’s monthly and quarterly brokerage statements

2.	Quarterly Transaction Reports. All Covered Persons must submit to the Compliance Officer a report of their securities transactions no later than 30 days after the end of each calendar quarter. The report must set forth each transaction in a Reportable Security in which the Covered Person had any direct or indirect beneficial interest during the period covered by the report, specifying the date of the transaction; the title; the interest rate and maturity date (if applicable); the number of shares and the principal amount of each Covered Security involved; the nature of the transaction (i.e. purchase, sale or any other type of acquisition or disposition); the price at which the transaction was effected; the broker, dealer or bank with or through which the transaction was effected; and the date the report is submitted by the Covered Person. A form of quarterly report is set forth as Attachment C.

3.	New Accounts. Each Covered Person must report to the Compliance Officer promptly but no later than the next quarterly reporting date under paragraph VI.2 above if the Covered Person opens any new account in which any securities are held with a broker, dealer, bank or custodian or moves such an existing account to a different broker, dealer, bank or custodian, specifying the name of the broker, dealer, bank or custodian with whom such new account was established, the date the account was established and the date such report is submitted by the Covered Person.

4.	Initial and Annual Disclosure of Securities Holdings. All Covered Persons must, within 10 days of commencement of employment with the Adviser, submit an initial report to the Compliance Officer listing:

a.	all of the securities in which the Covered Person has any direct or indirect beneficial ownership (including title and exchange ticker symbol or CUSIP number, type of security, number of shares and principal amount (if applicable));

b.	the names of any brokerage firms, dealers or banks where the Covered Person has an account in which any securities are held for the direct or indirect benefit of the Covered Person.

The report must be dated the day the Covered Person submits it, and must contain information that is current as of a date no more than 45 days prior to the date the person becomes a Covered Person of the Adviser. Covered Persons must annually submit to the Compliance Officer an updated report, which must be current as of a date no more than 45 days prior to the date the report was submitted. A form of the initial report and annual report is set forth in Attachment C.

5.	Exceptions to Reporting Requirements. A Covered Person need not submit any report with respect to securities held in accounts over which the Covered Person has no direct or indirect influence or control or quarterly transaction reports with respect to transactions effected pursuant to an Automatic Investment Plan.

6.	Notice of Suspected or Actual Violations. Covered Persons must immediately report any suspected or actual violations of this Code of Ethics to the Compliance Officer. If a Covered Person has any questions as to how these procedures relate to a particular situation, he or she should consult the Compliance Officer.

VII.	RECORDKEEPING

The Adviser will keep in an easily accessible place at its principal place of business the following records:

1.	A copy of each Code of Ethics for the organization that is in effect, or at any time within the past five (5) years was in effect;

2.	A record of any violation of this Code of Ethics, and of any action taken as a result of the violation, to be maintained for at least (5) five years after the end of the fiscal year in which the violation occurred;

3.	A copy of each report made by an Covered Person as required by this Code of Ethics, including any information provided pursuant to paragraph V.I above, for at least five (5) years after the end of the fiscal year in which the report is made or the information is provided;

4.	A record of all Covered Persons, currently or within the past five (5) years, who are or were required to make reports under this Code of Ethics, or who are or were responsible for reviewing these reports; and

5.	A copy of each annual report required to be filed by the Adviser with any board of directors of a registered investment company client pursuant to Rule 17j-1 under the Investment Company Act, to be maintained for at least five (5) years after the end of the fiscal year in which it is made.

6.	A record of any decision, and the reasons supporting the decision, to approve the acquisition by investment personnel of any IPO or limited investment opportunity securities under paragraph V.4 or V.5 above, for at least five (5) years after the end of the fiscal year in which the approval is granted.

VIII.	OVERSIGHT OF CODE OF ETHICS

1.	Acknowledgment. The Compliance Officer will annually distribute a copy of this Code of Ethics to all Covered Persons. The Compliance Officer will also distribute promptly all amendments to this Code of Ethics. All Covered Persons are required annually to sign and acknowledge their receipt of this Code of Ethics by signing the form of acknowledgment attached as Attachment D or such other form as may be approved by the Compliance Officer.

2.	Review of Transactions. Each Covered Person’s transactions in his/her Personal Account will be reviewed by the Compliance Officer or the Compliance Associate on a regular basis and compared with transactions for the Adviser’s clients and against the list of Restricted Securities. Any Covered Person transactions that are believed to be a violation of this Code of Ethics will be reported promptly to the management of the Adviser. The Compliance Associate of the Adviser will review the Compliance Officer’s transactions and preclearance requests.

3.	Sanctions. Adviser’s management, with advice of legal counsel, at their discretion, will consider reports made to them and upon determining that a violation of this Code of Ethics has occurred, may impose such sanctions or remedial action as they deem appropriate or to the extent required by law. These sanctions may include, among other things, disgorgement of profits, suspension or termination of employment and/or criminal or civil penalties.

4.	Authority to Exempt Transactions. The Compliance Officer has the authority to exempt any Covered Person or any personal securities transaction of a Covered Person from any or all of the provisions of this Code of Ethics if the Compliance Officer determines that such exemption would not be against any interests of a client and in accordance with applicable law. The Compliance Officer will prepare and file a written memorandum of any exemption granted, describing the circumstances and reasons for the exemption.

5.	ADV Disclosure. The Compliance Officer will ensure that the Adviser’s Form ADV (1) describes this Code of Ethics in Part 2A and (2) offers to provide a copy of this Code of Ethics to any client or prospective client upon request.

IX.	CONFIDENTIALITY

All reports of personal securities transactions and any other information filed pursuant to this Code of Ethics will be treated as confidential to the extent permitted by law.